

Mail Stop 7010

March 28, 2008

BY U.S. Mail and facsimile

Mr. Joseph F. Langston, Jr.
Secretary
United Heritage Corporation
Suite 200, One Energy Square
4825 Greenville Avenue
Dallas, Texas 75206

> **Re:** **United Heritage Corporation**
> **Form 10-KSB for the fiscal year ended March 31, 2007**
> **Filed July 16, 2007**
> **Form 10-QSB for the quarter ended June 30, 2007**
> **Filed August 20, 2007**
> **Form 10-QSB for the quarter ended September 30, 2007, as amended**
> **Filed November 11, 2007**
> **Form 10-QSB for the quarter ended December 31, 2007**
> **Filed February 19, 2008**
> **Form 8-K filed December 4, 2007**
> **File No. 1-10179**

Dear Mr. Langston:

We have reviewed your filings and have the following comments. This letter is a follow up to the letter we sent you dated March 25, 2008 in which we issued comments on your Preliminary Information Statement on Schedule 14C filed March 4, 2008. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the fiscal year ended March 31, 2007

Form 10-QSB for the quarter ended June 30, 2007

Form 10-QSB for the quarter ended September 30, 2007, as amended

Form 10-QSB for the quarter ended December 31, 2007

Controls and Procedures

1. We note your response to our prior comment 23. State when you will amend your Form 10-KSB and your Form 10-QSBs for the quarter ended June 30, 2007 and September 30, 2007 to provide this disclosure.

2. In your response to our prior comment 23, and in your Form 10-QSB filed for the quarter ended December 31, 2007 you state that your officers concluded that your disclosure controls and procedures are not effective to ensure that "information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms." Item 307 of Regulation S-K requires you to disclose your officer's conclusions regarding the effectiveness of your disclosure controls and procedures as that term is defined in Rule 13a-15(e) of the Exchange Act. The definition in Rule 13a-15(e) is more comprehensive than that included in your disclosure. Specifically, "disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Act is accumulated and communicated to the issuer's management, including its principal executive and financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure." Your officer's conclusion does not state whether your disclosure controls and procedures are, or are not, effective at accomplishing these items. Please revise your officer's conclusion to state whether your disclosure controls and procedures are, or are not, effective at accomplishing all of the items included within the definition of disclosure controls and procedures as defined in Rule 13a-15(e) of the Exchange Act.

3. We note your response to our prior comment 25 and reissue it. You are required to provide the information requested in Item 308(c) of Regulation S-K in regard to any change in your internal control over financial reporting identified in connection with the evaluation required by paragraph 13a-15(d) that occurred during your last fiscal quarter that has materially affected or is reasonably likely to materially affect your internal control over financial reporting. Please amend your Form 10-KSB and your

Form 10-QSBs for the quarter ended June 30, 2007 and September 30, 2007 accordingly.

4.   Revise your Form 10-QSB filed for the quarter ended December 31, 2007, to state whether you had any change in your internal control over financial reporting identified in connection with the evaluation required by paragraph 13a-15(d) that occurred during your last fiscal quarter that has materially affected or is reasonably likely to materially affect your internal control over financial reporting, as opposed to changes that could significantly affect your internal controls subsequent to the date of their evaluation.

Engineering Comments

Form 8-K filed December 4, 2007

Exhibit 99

About United Heritage Corporation

5.   We note your attribution of "estimated 168 million barrels of oil in place" to the Wardlaw Field in Edwards County, Texas. Please amend this to remove any disclosure of hydrocarbon volumes other than proved reserves as prescribed by paragraph 5 of the Instructions to Item 102 of Regulation S-K.

6.   Please furnish to us a summary of the technical data you used to in your determination "that ultimate recovery could be in the region of 40%." Address the differences between this statement and your March 4, 2008 response to us wherein you state "as much as (only) 30% of the oil-in-place could possibly be recovered."

7.   We note your statement "…the Company expects to complete a pilot project on this acreage during the first quarter of 2008." Please tell us the results of this pilot project.

Closing Comments

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Ron Winfrey, Petroleum Engineer, at 202-551-3704 if you have any questions about the engineering comments. Please contact Donna Levy at 202-551-3292 or, in her absence, me at 202-551-3745 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: D. Levy
        R. Winfrey